QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-6
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

For American Depositary Shares Evidenced by American Depositary Receipts

Eisai Co., Ltd.
(EIZAI KABUSHIKI KAISHA)
(Exact name of issuer of deposited securities as specified in its charter)

Japan
(Jurisdiction of Incorporation or organization of Issuer)

JPMORGAN CHASE BANK
(Exact name of depositary as specified in its charter)

4 New York Plaza, New York, New York 10004
Tel. No.: (212) 623-0636
(Address, including zip code, and telephone number of depositary's principal offices)

Hajime Shimizu
Chairman
Eisai Inc.
Glenpointe Centre West—5th Floor
500 Frank W. Burr Boulevard
Teaneck, New Jersey 07666
(201) 692-1100
(Address, including zip code, and telephone number of agent for service)

With copies to:

Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP
570 Lexington Avenue, 44th Floor
New York, New York 10022

It is proposed that this filing become effective under Rule 466
☒ immediately upon filing
☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit(1)	Proposed maximum aggregate offering price(2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one share of common stock of Eisai, Co., Ltd.	20,000,000 American Depositary Shares	$0.05	$1,000,000	$127.60
(1)
Each unit represents one American Depositary Share.
(2)
Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

        This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

        The Prospectus consists of the form of American Depositary Receipt ("ADR") included as Exhibit A to the form of Amended and Restated Deposit Agreement filed as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

	Item Number and Caption		Location in Form of ADR Filed Herewith as Prospectus
1.	Name of depositary and address of its principal executive office		Face, introductory paragraph and final sentence on face.
2.	Title of ADR and identity of deposited securities		Face, top center and introductory paragraph
Terms of Deposit
	(i)	The amount of deposited securities represented by one unit of ADRs	Face, upper right corner and introductory paragraph
	(ii)	The procedure for voting, if any, the deposited securities	Reverse, paragraph (12)
	(iii)	The collection and distribution of dividends	Face, paragraphs (4), (5) and (7); Reverse, paragraph (10)
	(iv)	The transmission of notices, reports and proxy soliciting material	Face, paragraphs (3) and (8); Reverse, paragraph (12)
	(v)	The sale or exercise of rights	Face, paragraphs (4) and (5); Reverse, paragraph (10)
	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face, paragraphs (4) and (5); Reverse, paragraphs (10) and and (13)
	(vii)	Amendment, extension or termination of the deposit agreement	Reverse, paragraphs (16) and (17) (no provision for extension)
	(viii)	Rights of holders of ADRs to inspect the transfer books of the Depositary and the lists of holders of ADRs	Face, paragraph (3)
	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face, paragraphs (1), (2), (4) and (5)
	(x)	Limitation upon the liability of the Depositary and/or the Company	Reverse, paragraph (14)
3.	Description of all fees and charges which may be imposed directly or indirectly against the holders of ADRs		Face, paragraph (7)

Item 2. AVAILABLE INFORMATION

Item Number and Caption	Location in Form of ADR Filed Herewith as Prospectus
2(a) Statement that the foreign issuer furnishes the Securities and Exchange Commission with certain public reports and documents required by foreign law or otherwise under Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended	Face, paragraph (8)

I-1

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

        (a)   Amended and Restated Deposit Agreement dated as of            , 2004 among Eisai Co., Ltd., JPMorgan Chase Bank, as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement").

        (b)   Any other agreement, to which the Depositary is a party, relating to the issuance of the Depositary Shares registered hereby or custody of the deposited securities represented thereby.—None.

        (c)   Any material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years.—None.

        (d)   Opinion of counsel to the Depositary, as to the legality of the securities to be registered.

        (e)   Certification under Rule 466.

Item 4. UNDERTAKINGS

        (a)   The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

        (b)   If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURE

        Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all of the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 24, 2004.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares
By:	JPMorgan Chase Bank, in its capacity as Depositary

By:	/s/ JOSEPH M. LEINHAUSER Name: Joseph M. Leinhauser Title: Vice President

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, Eisai Co., Ltd. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized on May 11, 2004.

EISAI CO., LTD.
By:	/s/ HARUO NAITO Name: Haruo Naito Title: President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated on May 11, 2004.

Name	Title

/s/ HIROMASA NAKAI Hiromasa Nakai	Director and Chairman
/s/ HARUO NAITO Haruo Naito	President and Chief Executive Officer
/s/ HIDEAKI MATSUI Hideaki Matsui	Representative Director and Chief Financial Officer
/s/ YUJI NAITO Yuji Naito	Director and Senior Advisor
/s/ SHIGEHIKO YOSHINO Shigehiko Yoshino	Director
D. Stuart Meiklejohn	Director
/s/ MITSUAKI SHIMAGUCHI Mitsuaki Shimaguchi	Director
/s/ HAJIME SHIMIZU Hajime Shimizu	Authorized Representative in the United States

QuickLinks

PART I INFORMATION REQUIRED IN PROSPECTUS
  Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED
  Item 2. AVAILABLE INFORMATION
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 3. EXHIBITS
  Item 4. UNDERTAKINGS
SIGNATURE
SIGNATURES